UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________.

Commission file number: 000-20538

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ISLE OF CAPRI CASINOS, INC.
RETIREMENT TRUST AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ISLE OF CAPRI CASINOS, INC.
1641 Popps Ferry Road
Biloxi, MS 39532

ISLE OF CAPRI CASINOS, INC.
RETIREMENT TRUST AND SAVINGS PLAN

TABLE OF CONTENTS

		Page
Item 4.	Financial Statements	1

Annex A	Contents	2
	Report of Independent Registered Public Accounting Firm	3
	Statements of Net Assets Available for Benefits for the Years
	Ended December 31, 2005 and 2004	4
	Statements of Changes in Net Assets Available for Benefits for the
	Years Ended December 31, 2005 and 2004	5
	Notes to Financial Statements	6
	Supplemental Information - Form 5500 Schedule H, Line 4i -
	Schedule of Assets (Held at End of Year) for the Year Ended
	December 31, 2005	11

Signature		12

Index to Exhibits		13

ISLE OF CAPRI CASINOS, INC.
RETIREMENT TRUST AND SAVINGS PLAN

Item 4.  FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan (the “Plan”) for the fiscal year ended December 31, 2005, together with the report of Piltz, Williams, LaRosa & Company, an independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974.

ISLE OF CAPRI CASINOS, INC.
RETIREMENT TRUST AND SAVINGS PLAN
Annex A
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005
and 2004	5

Notes to Financial Statements	6

Supplemental Information:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Biloxi, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Piltz, Williams, LaRosa & Company
Certified Public Accountants

Biloxi, Mississippi
July 11, 2006

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2005	2004

Investments
Participant-directed investment accounts	$52,553,908	$47,987,574
Participant loans receivable	4,370,343	3,612,141
Total investments	56,924,251	51,599,715

Receivables
Employer’s contribution	2,199,508	2,056,662
Participants’ contributions	801,621	338,141
Accrued interest	22,022	7,897
Accrued dividends	9,349	-
Total receivables	3,032,500	2,402,700

Total assets	59,956,751	54,002,415

Liabilities
Accrued expenses	14,625	12,200

Net assets available for benefits	$59,942,126	$53,990,215

See Notes to Financial Statements

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
Additions to net assets	2005	2004
Investment income:
Net change in fair value of investments	$1,294,782	$3,792,738
Interest	271,855	164,088
Dividends	1,599,252	574,046
Total investment income	3,165,889	4,530,872

Contributions:
Employer’s	2,200,518	2,052,433
Participants’	8,985,787	8,275,697
Participants’ rollovers	167,740	248,532
Total contributions	11,354,045	10,576,662
Total additions	14,519,934	15,107,534

Deductions from net assets
Distributions paid to participants	8,378,403	4,907,480
Other expenses	189,620	139,273
Total deductions	8,568,023	5,046,753

Net increase in Plan assets	5,951,911	10,060,781
Net assets available for benefits, beginning of year	53,990,215	43,929,434

Net assets available for benefits, end of year	$59,942,126	$53,990,215

See Notes to Financial Statements

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Notes to Financial Statements

Note A - Description of Plan
The following description of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering the employees of Isle of Capri Casinos, Inc., and its subsidiaries, who are age 21 or older and have completed one year of service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and participants' accounts - Each participant's account is credited with the participant's elective deferral contribution up to 15% of their salary not to exceed the limits under Code Section 402(g), an employer matching contribution equal to 25% of the participant's elective deferral contribution, rollover contributions, transfers from other plans, voluntary contributions, employer vacation contributions, and an allocation of (a) employer's qualified non-elective contributions, if made; (b) employer's discretionary contributions, if made; (c) Plan earnings; and (d) forfeitures of terminated participants' non-vested accounts. Allocations are based on compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their elective deferral contributions, rollover contributions, transfers in from other plans, voluntary contributions, qualified non-elective employer contributions, employer matching contributions, employer vacation contributions, and actual earnings thereon. Participants are vested in discretionary employer contributions, including forfeitures, if any, after the completion of seven years of service or earlier attainment of the normal retirement age or death while employed by the employer.

Payment of benefits - Upon termination of service, or at normal retirement age, participants can receive a lump sum amount equal to the vested portion of their account. Participants may request to receive installment payments instead of the normal lump sum distribution.

Participant loans receivable - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 5.00% to 10.5%. Principal and interest is paid ratably through monthly payroll deductions.

Note B - Summary of Accounting Policies
Basis of accounting - The financial statements of the Plan are prepared using the accrual basis of accounting.

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Notes to Financial Statements
(Continued)

Investment valuation - The Plan's investments are stated at fair value and represent the plan’s share of the market value of fund holdings or are based on quoted market prices. Loans to Participants, which are subject to various interest rates, are carried at cost (original loan less repayments) which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of benefits - Benefits are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note C - Participants’ Investments Held by ABN AMRO Trust Services Company and
 Principal Financial Group.
During the year ended December 31, 2005, ABN AMRO Trust Services Company was acquired by the Principal Financial Group. The investments were transferred during the blackout period of February 17-20, 2006. Since the transfer was done subsequent to December 31, 2005, the investments at year end were held by ABN AMRO Trust Services Company.

Upon investment in the Plan, participant’s may direct both employer and employee contributions into any of the funds listed below.

		December 31,
		2005	2004
Participant directed investments accounts
Held by ABN AMRO Trust Services Company:
Collective trust fund:
ABN AMRO Income Plus Fund	*	$15,768,375	$15,049,176
Registered investment companies (mutual funds):
ABN AMRO Bond Fund		-	2,523,371
PIMCO Real Return A	*	3,209,914	-
ABN AMRO/Montag & Caldwell Growth Fund	*	4,966,953	4,515,586
AXA Enterprise Small Company Value Portfolio	*	4,885,798	4,728,585
American Funds EuroPacific Growth Fund	*	5,918,381	4,625,210
American Funds Income Fund of America	*	5,794,761	5,640,074
MFS Value Fund	*	8,658,914	8,099,412
Columbia Acorn Fund		1,678,049	985,788
Isle of Capri Casinos Stock Fund		1,672,763	1,820,372

Totals		$52,553,908	$47,987,574
*Investment represents 5% or more of net assets available for benefits at December 31, 2005.

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Notes to Financial Statements
(Continued)

During the year ended December 31, 2005, the Plan’s investments appreciated (depreciated) in value as follows:

ABN AMRO Income Plus Fund	$588,813
ABN AMRO Bond Fund	(5,016)
PIMCO Real Return A	(100,551)
ABN AMRO/Montag & Caldwell Growth Fund	245,587
AXA Enterprise Small Company Value Portfolio	(51,549)
American Funds EuroPacific Growth Fund	758,674
American Funds Income Fund of America	(141,560)
MFS Value Fund	7,501
Columbia Acorn Fund	89,186
Isle of Capri Casinos Stock Fund	(96,303)
Total	$1,294,782

Note D - Related Parties
Certain Plan investments are shares of mutual funds managed by ABN AMRO Asset Management. ABN AMRO Trust Services Company, an affiliate of ABN AMRO Asset Management, serves as trustee of the Plan. The payment by the plan of compensation with respect to both services, as trustee and as an investment company, is exempt from the party in interest prohibitions under Code Section 4975(d) (2) because the services are necessary for the establishment and operation of the plan. Fees paid to ABN AMRO Trust Services Company for the year ended December 31, 2005 totaled $189,620.

Common stock of Isle of Capri Casinos, Inc., the Plan sponsor, is held in the Isle of Capri Casinos Stock Fund, a unitized fund available as one of the investment options within the Plan. The shares of the Plan sponsor in the unitized fund held by the Plan as of December 31, 2005 and 2004 had a market value of $ 1,672,704 and $1,786,933, respectively. The Plan purchased $92,770 and sold $40,114 of the Plan sponsor’s common stock during the year ended December 31, 2005.

Members of management of Isle of Capri Casinos, Inc., are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. Also, Isle of Capri Casinos, Inc., is absorbing part of the administrative expenses of the Plan.

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Notes to Financial Statements

(Continued)

Note E - Income Tax Status
On March 28, 2005 the plan was amended to state that in the event of a mandatory distribution greater than $1,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution directly, then the Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator.

Note F - Plan Termination
The plan obtained its latest determination letter on February 11, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note G - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Supplemental Information

11

Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan
Form 5500
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 41-1659606 - PN 001
December 31, 2005

Identity of Issue		Description of Investment	Current Value

*	ABN AMRO Income Plus Fund	Collective Trust Fund - 2,678,790 shares	$15,768,375

	PIMCO Real Return A	Mutual Fund - 289,703 shares	3,209,914

*	ABN AMRO/Montag & Caldwell
	Growth Fund	Mutual Fund - 208,695 shares	4,966,953

	AXA Enterprise Small Company
	Value Portfolio	Mutual Fund - 430,467 shares	4,885,798

	American Funds EuroPacific Growth Fund	Mutual Fund - 144,000 shares	5,918,381

	American Funds Income Fund of America	Mutual Fund - 319,976 shares	5,794,761

	MFS Value Fund	Mutual Fund - 374,035 shares	8,658,914

	Columbia Acorn Fund	Mutual Fund - 60,865 shares	1,678,049

*	Isle of Capri Casinos Stock Fund	Unitized Stock Fund - 49,355 shares	1,672,763

	Participant Loans	Interest rates range from
		5.00% - 10.5%	4,370,343

*	Represents a party-in-interest	All investments are participant directed.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

ISLE OF CAPRI CASINOS, INC.
RETIREMENT TRUST AND SAVINGS PLAN

Date: July 14, 2006     /s/ Robert Boone
By:  Robert Boone
Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Piltz, Williams, LaRosa & Company, Independent Registered Public Accounting Firm